SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 01 December 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Headline announcement made on DD Month Year

Enclosure: 1. BT strengthens Sth African operations announcement made on 05 November 2008
Enclosure 2. Director/PDMR Shareholding announcement made on 14 November 2008
Enclosure 3. Total Voting Rights announcement made on 28 November 2008

Enclosure 1

DC08-
 395

5
th

November
2008

BT
PARTNERS WITH SEKUNJALO
TO STRENGTHEN
SOUTH AFRICA
N OPERA
T
IONS

BT today announced it has
entered
into
an agreement with Sekunjalo Investments
 Limited
,
under which Sekunjalo will become a
30 per

cent
shareholder in BT'
s
South African business.
The deal
demonstrates BT's commitment to the
 Broad-Based Black Economic Empowerment (B-BBEE)
agenda

and will
provid
e
 opportunities for
both part
ie
s to accelerate their
growth
.
 The agreement is subject to approval by the South Africa
n
 Reserve Bank
.
BT has been present in
South Africa
 for more than 16 years and
has
grown the South African business to serve
an impressive list of
more than 300
clients, including
several
locally-based multinationals
.
Sekunjalo

was established in May 1996 as a black-controlled economic empowerment group to benefit
previously disadvantaged individuals through job creation.

The company is listed on the Johannesburg Stock Exchange.
In 2006 Sekunjalo was recognised as
South Africa
's Top Empowerment Company by the authoritative Financial Mail/Empowerdex Survey of Top 200 listed companies
. The
following year,
the company
was selected as one of the top 125 New Champions Global Growth Compan
ies
 by the World Economic Forum (WEF)
.

Sekunjalo has strong roots among
st
 historically disadvantaged individuals and community organisations. These groups form over 80 per cent of Sekunjalo's
 shareholder base.
    Brian Armstrong, BT Vice President, Middle East and
Africa
, said: "
We are delighted to be able to partner with such a high-profile empowerment group as Sekunjalo. This clearly represents another milestone in BT's development in
South Africa
 and opens a whole raft of new business possibilities for BT."
Mo Kajee, CEO, Sekunjalo Investments, said
: "
We are extremely excited to partner
with
BT, one of the world's leading providers of communications solutions and services.
BT has a long track record of success not only in
South Africa
, but
Africa
 as a whole, and we are excited about the new opportunities this partnership brings to both BT and Sekunjalo.
"
Under the terms of the agreement
 and subject to the approval of the South African Reserve Bank
,
a
Sekunjal
o investment vehicle
 will
subscribe for
 shares equal to 30
 per cent
 of the entire issued share capital of BT
's
 South Africa
n entity
.

The
total
subscription price of 27

m
illion
 Rand
 in cash
 is being vendor financed by BT.

Sekunjalo will appoint two
representatives
 to BT's South Africa
n board
.
  The remaining
five
 members will be BT appointed representatives.

Ends.

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in
London
 and
New York
.

For more information, visit
www.bt.com/aboutbt

About Sekunjalo Investments
Sekunjalo Investments Limited is a black-controlled investment holding company
, with an investment philosophy
which
follow
s
 sound business principles and practices in its quest to create wealth for all of its shareholders. It identifies and promotes entrepreneurs with potential and flair in its prospective business ventures.

Sekunjalo has rapidly grown in stature as a successful
,
 diversified and
financially driven Group, which
is innovative, with an aggressive strategy to achieve growth in the value of its investments
.

Sekunjalo is invested in two primary sectors, namely

Manufacturing and Resource-driven and Technology and Innovation-driven sectors. Within the Manufacturing and Resource-driven sectors, the major investments are in Industrials (primarily fishing) and within the Technology and Innovation-driven sectors, the major investments are in Healthcare and Pharmaceuticals, Information Technology and Communication,
Aquaculture,
Financial Services and Biotechnology.

Sekunjalo also has an extensive corporate social investment (CSI) programme, which is fully integrated with its business practices. These include CSI in different areas and fields, including skills development, enterprise development, procurement, and ensuring that employment equity structures and programmes are in place within the Group.

For more information, visit www.sekunjalo.com

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
SIR MICHAEL RAKE
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF SHARES
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
QUILPEP NOMINEES LTD - DESIGNATION A
8. State the nature of the transaction
PURCHASE OF SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
20
,
0
00
 ORDINARY SHARES
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
1
27
P PER SHARE
14. Date and place of transaction
14 NOVEMBER

2008
, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
73
,
493
 ORDINARY SHARES
16. Date issuer informed of transaction
14

NOVEMBER
 2008

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A
24. Name of contact and telephone number for queries
GRAEME WHEATLEY - 020 7356 6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
14 NOVEMBER
 2008

END

Enclosure 3

Friday
28 November

2008

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on
28

November
2008, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 408,783,077 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,742,443,952.
The above figure (
7,742,443,952
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 01 December 2008